34

Follow-Up Materials


03007139

82-3744

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

AR/S
12-31-02

REGISTRANT'S NAME TTT Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3744 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/5/03

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

TT & T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

FOR THE YEARS END DECEMBER 31, 2002 AND 2001





KPMG Audit (Thailand) Limited
บริษัท เคพีเอ็มจี ออดิท (ประเทศไทย) จำกัด

G.P.O. BOX 2685
Bangkok 10500
Thailand

21st - 22nd Floor, Empire Tower
195 South Sathorn Road, Yannawa,
Sathorn, Bangkok 10120
Thailand

Telephone: 66 (2) 677 2000
Telefax: 66 (2) 677 2222

Auditor's Report

To the Shareholders of TT & T Public Company Limited:

(Formerly : Thai Telephone & Telecommunication Public Company Limited)

I have audited the balance sheet of TT & T Public Company Limited and the consolidated balance sheet of TT & T Public Company Limited and subsidiaries as at December 31, 2002, and the related statements of income, changes in shareholders' equity and cash flows and the consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. The Company's managements are responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated financial statements of TT&T Public Company Limited and the subsidiaries and the separate financial statements of the Company, before the restated deficit as at the beginning of year in the amount of Baht 42.1 million as discussed in Note 13.1 to the financial statements, for the year ended December 31, 2001 were audited by another auditor whose report dated February 12, 2002, expressed an unqualified opinion on those financial statements with an emphasis on the impact that the uncertainty of the economic situation may have on the ability of the Company to continue as a going concern.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of TT & T Public Company Limited and of TT & T Public Company Limited and subsidiaries as at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Without qualifying my opinion, I draw attention to Notes 1, 2, 7, 12, 13, 18 and 26 to the financial statements, which refer to the following:

1) Various plans have been undertaken by the Company's management with regard to debt restructuring with major creditors, the restructuring of investment in the subsidiary companies, search for investors and increase in share capital. However, the operations of the Company and its ability to comply in with the conditions of the various agreements may continue to be affected by the uncertain economic conditions in Thailand and Asia Pacific in general. The ability to continue its business depends on the continuing economic recovery in Thailand and the Asia Pacific region as well as the success of various plans which the Company's management are undertaking. The financial statements do not include the financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts classification of liabilities that may be necessary, should the Company be unable to take action as planned.





2) As discussed in Note 7 to the financial statements, on March 26, 2002, the Company had novated the debt in relation to the Sale and Purchase by Installment Agreement of Public Phones from TT&T Value Added Service Co., Ltd. (a subsidiary company), at it's book value of Baht 108.3 million (approximately USD 2.4 million). The Company, on March 29, 2002, received a transfer of all assets of this particular subsidiary at the book value of approximately Baht 575 million in accordance with the conditions stipulated in the agreement dated on the Business Transfer Date (March 29, 2002) and in accordance with the Resolution of the Extraordinary General Meeting of Shareholders held on February 20, 2002 as well as the Resolution of Board of Directors Meeting on March 20, 2002. The Company adopted the use of the generally accepted accounting standard in the U.S.A. - APB No.16 Interpretation 39 entitled "Transfers and Exchanges Between Companies Under Common Control" for this transaction.

3) As discussed in Note 12 to the financial statements, the Company has outstanding balances payable to the Provincial Electricity Authority for acquiring equipment. The Company is required settle by way of debt (principal and interest) to equity conversion, as stated in the rehabilitation plan, amounts of approximately Baht 268 million. The Company has deposited the relevant share certificates with the Deposit of Property Central Office, Legal Execution Department on December 25, 2002. The Provincial Electricity Authority payable is classified as a "Provision" in the Balance Sheet since the outcome of the Provincial Electricity Authority's appeal to the Central Bankruptcy Court has not yet been finalised.

4) As discussed in Note 13 to the financial statements, in 2001 the Company had over-recorded the income from TOT Corporation Plc., amounting to approximately Baht 42.1 million, resulting in the loss for 2001 being understated by approximately Baht 42.1 million. As the economy price for the long distance call service does not cover the mobile phone call service fee and does not include the service fee charged from TOT Corporation Plc., which the Company has investigated and reported to TOT Corporation Plc. The Company has made adjustments to the income statements of 2001 and the beginning balance of deficit as at January 1, 2002 to correct the error made.

5) As discussed in Note 26 to the financial statements, for cash received from Audiotex service of approximately Baht 183.7 million, 60% will be paid to other operators and the remaining 40% will be subject to the revenue sharing scheme. This cash is held by TOT according to the pending negotiations. At present, the outcome of the negotiations is not yet known. In addition, as discussed in Note 18 to the financial statements, the Company is not able to provide reliable estimates of the revenue from International Long-Distance Telephone calls from neighboring countries, based on the difference between the number of calls from and to the neighboring countries through the TOT Gateway. The Company has not recognised these 2 categories of revenues in the 2002 financial statements due to uncertainty as the values of the said revenues.

Ms. Somboon Supasiripinyo
Certified Public Accountant
Registration Number 3731

KPMG Audit (Thailand) Limited
Bangkok, February 12, 2003

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

(Amount : Baht)

ASSETS	Consolidated		The Company Only	
	2002	2001 (Restated)	2002	2001 (Restated)
CURRENT ASSETS				
Cash on hand and in banks (Note 15.4)	1,294,841,568	697,891,644	1,226,475,039	532,783,683
Short-term investments (Note 15.4)				
- Fixed deposits	51,708,066	-	51,708,066	-
- Short-term investments in promissory notes	815,000,000	850,000,000	720,000,000	720,000,000
Receivable from TOT Corporation Plc. - net (Notes 5 & 15.1)	1,843,035,852	1,625,509,961	1,843,035,852	1,625,509,961
Receivable from subsidiaries (Note 4)	-	-	2,322,217	112,627,343
Accounts receivable - Others (net of allowance for doubtful accounts of approximately Baht 75 million)	80,202,615	38,654,305	40,147,412	33,511,935
Inventories - net (Note 6)	450,169,648	406,605,679	449,907,470	406,506,671
Accrued income from telephone services	216,878,647	226,135,434	216,878,647	226,135,434
Accrued income from long distance telephone services	106,016,247	46,171,095	106,016,247	46,171,095
Prepaid long distance circuit rental	80,408,067	68,417,600	80,408,067	68,417,600
Prepaid expenses	81,678,986	18,796,363	77,738,310	12,934,870
Accrued interest receivable	7,464,492	10,147,136	7,200,457	5,826,918
Deposits & advance payments to subcontractors	132,871,110	14,214,163	123,030,959	3,339,099
Other current assets	36,132,049	72,734,343	32,476,573	64,418,131
Total Current Assets	5,196,407,347	4,075,277,723	4,977,345,316	3,858,182,740
NON-CURRENT ASSETS				
Refundable value added tax	31,249,698	42,740,127	13,883,792	22,234,984
Advance for purchase of payphones (Notes 7 & 25.2)	-	17,195,231	-	-
Advance for purchase of equipment	377,156,784	504,326,840	377,156,784	504,326,840
Investments in subsidiaries - Equity method (Note 7)	-	-	417,200,997	547,501,641
Assets not used in operations - Net (Note 8)	51,722,458	54,035,525	51,722,458	54,035,525
Property, plant and equipment - Net (Note 9)	2,963,492,460	2,494,690,051	2,957,080,842	1,933,406,574
Investments in telephone services expansion project - Net (Notes 10 & 15.1)	484,937	1,289,597	484,937	1,289,597
Cost of telephone service expansion project transferred to TOT Corporation Plc. - Net (Note 11)	35,519,222,922	37,664,208,664	35,630,652,746	37,772,389,016
Other non-current assets				
Prepaid income tax and withholding tax	218,986,800	197,572,622	218,984,774	194,650,150
Value added tax	-	283,105,719	-	283,105,719
Refundable deposits and others	50,334,860	44,171,007	38,472,320	30,985,393
Accrued dividend income	-	-	205,199,836	-
Total other non-current assets	269,321,660	524,849,348	462,656,930	508,741,262
Total Non-Current Assets	39,212,650,919	41,303,335,383	39,910,839,486	41,343,925,439
Total Assets	44,409,058,266	45,378,613,106	44,888,184,802	45,202,108,179

See notes to financial statements

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

(Amount : Baht)

LIABILITIES AND SHAREHOLDERS' EQUITY	Consolidated		The Company Only	
	2002	2001 (Restated)	2002	2001 (Restated)
CURRENT LIABILITIES				
Accounts payable - trade (Notes 4 & 12)	419,733,192	1,070,428,790	403,414,323	1,027,512,539
Accounts payable – others	78,860,490	292,158,016	70,544,046	116,592,969
Current portion of long-term loans (Note 17)	555,045,653	249,877,042	555,045,653	249,877,042
Payable to subsidiary companies (Note 4)	-	-	534,693,881	137,168,078
Income tax payable	2,348,124	48,393,064	-	-
Accrued long distance circuit rental expenses (Note 15.2)	162,858,667	117,619,667	162,858,667	117,619,667
Accrued conduit rental expenses (Note 15.3)	55,201,277	155,649,637	55,201,277	155,649,637
Accrued interest expense	8,257,453	8,265,005	8,257,453	8,265,005
Accrued financial advisory and legal fee expenses	9,724,762	17,252,178	9,724,762	17,252,178
Accrued expenses	170,427,617	186,056,408	158,412,911	177,079,511
Advance revenue from data communication network	46,129,909	33,790,510	46,129,909	33,790,510
Provision (Note 12)	630,708,967	-	630,708,967	-
Other current liabilities	137,537,996	157,391,792	120,968,794	119,570,046
Total Current Liabilities	2,276,834,107	2,336,882,109	2,755,960,643	2,160,377,182
NON-CURRENT LIABILITIES				
Long-term loans-Net of portion				
presented in current liabilities (Notes 15.4 & 17)	30,403,817,604	32,062,185,594	30,403,817,604	32,062,185,594
Total Liabilities	32,680,651,711	34,399,067,703	33,159,778,247	34,222,562,776
SHAREHOLDERS' EQUITY (Note 14)				
Share capital				
Authorized share capital				
7,000,000,000 ordinary shares, Baht 10 par value	70,000,000,000	70,000,000,000	70,000,000,000	70,000,000,000
Issued and fully paid-up share capital				
2,849,496,646 shares and 2,812,323,464 shares				
in 2002 and 2001, respectively	28,494,966,460	28,123,234,640	28,494,966,460	28,123,234,640
Premium on share capital	9,360,300,000	9,360,300,000	9,360,300,000	9,360,300,000
Discount on share capital	(8,881,157,632)	(8,689,715,745)	(8,881,157,632)	(8,689,715,745)
Retained earnings (Deficit)				
Uppropriated to Legal reserve (Note 20)	63,358,478	63,358,478	63,358,478	63,358,478
Deficit	(17,309,060,751)	(17,877,631,970)	(17,309,060,751)	(17,877,631,970)
Shareholders' Equity – net	11,728,406,555	10,979,545,403	11,728,406,555	10,979,545,403
Total Liabilities and Shareholders' Equity	44,409,058,266	45,378,613,106	44,888,184,802	45,202,108,179

See notes to financial statements

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amount : Baht)

	Consolidated		The Company Only	
	2002	2001 (Restated)	2002	2001 (Restated)
REVENUES				
Income from Telephone Services				
Expansion Joint - Investment Agreement (Notes 15.1 & 18)	6,814,211,133	6,537,113,876	6,465,423,768	5,783,277,770
Sales and services income	95,420,666	76,789,326	-	-
Equity in net income of subsidiaries	-	-	74,899,191	201,845,638
Interest income	30,995,352	106,632,274	28,523,546	102,784,801
Foreign exchange gain - net	447,034,756	-	443,695,066	-
Other income (Note 19)	219,177,905	94,151,691	280,247,972	311,896,090
Adjustment of accrued long distance circuit rental expense and conduit rental expenses (Note 13)	118,633,113	-	118,633,113	-
Total Revenues	7,725,472,925	6,814,687,167	7,411,422,656	6,399,804,299
EXPENSES				
Cost of sales and services	416,955,490	482,547,114	-	-
Operating, administrative and general expenses (Notes 4, 15.2 & 15.3)	2,331,375,327	3,016,864,903	2,465,280,770	3,173,638,917
Foreign exchange loss - net	-	352,549,819	-	345,685,285
Amortization and depreciation	2,585,737,305	2,422,933,539	2,592,344,171	2,431,223,862
Directors' remuneration	8,796,417	8,773,461	8,796,417	8,773,461
Total Expenses	5,342,864,539	6,283,668,836	5,066,421,358	5,959,321,525
PROFIT (LOSS) BEFORE INTEREST, INCOME TAX AND EXTRAORDINARY ITEM	2,382,608,386	531,018,331	2,345,001,298	440,482,774
INTEREST EXPENSES	(1,776,430,079)	(2,514,754,244)	(1,776,430,079)	(2,511,775,748)
INCOME TAX	(37,607,088)	(87,557,061)	-	-
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEM	568,571,219	(2,071,292,974)	568,571,219	(2,071,292,974)
EXTRAORDINARY ITEM – Gain on debt restructuring (Note 16)	-	1,604,872,171	-	1,604,872,171
NET PROFIT (LOSS)	568,571,219	(466,420,803)	568,571,219	(466,420,803)
Basic Earnings (Loss) per Share (Note 21)				
Profit (Loss) before extraordinary item	0.20	(1.23)	0.20	(1.23)
Extraordinary item	-	0.95	-	0.95
Net Profit (loss)	0.20	(0.28)	0.20	(0.28)

See notes to financial statements

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amount : Baht)

	Consolidated					
	Issued and paid-up share capital	Premium on share capital	Discount on share capital	Retained Earnings (Deficit)		Total
				Appropriated	Unappropriated	
Balance at the beginning of the year 2001	11,250,000,000	9,360,300,000	-	63,358,478	(17,411,211,167)	3,262,447,311
Net loss - As previously reported					(424,304,326)	(424,304,326)
Correction of fundamental error of income (Note 13)					(42,116,477)	(42,116,477)
Common shares	16,873,234,640	-	(8,689,715,745)	-	-	8,183,518,895
Balance at the end of the year 2001 - As restated	28,123,234,640	9,360,300,000	(8,689,715,745)	63,358,478	(17,877,631,970)	10,979,545,403
Net profit of the year 2002					568,571,219	568,571,219
Common shares (Note 14)	371,731,820	-	(191,441,887)	-	-	180,289,933
Balance at the end of the year 2002	28,494,966,460	9,360,300,000	(8,881,157,632)	63,358,478	(17,309,060,751)	11,728,406,555

See notes to financial statements

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amount : Baht)

	The Company Only					
	Issued and paid-up share capital	Premium on share capital	Discount on share capital	Retained Earnings (Deficit)		Total
				Appropriated	Unappropriated	
Balance at the beginning of the year 2001	11,250,000,000	9,360,300,000	-	63,358,478	(17,411,211,167)	3,262,447,311
Net loss - As previously reported					(424,304,326)	(424,304,326)
Correction of fundamental error of income (Note 13)					(42,116,477)	(42,116,477)
Common shares	16,873,234,640	-	(8,689,715,745)	-	-	8,183,518,895
Balance at the end of the year 2001 - As restated	28,123,234,640	9,360,300,000	(8,689,715,745)	63,358,478	(17,877,631,970)	10,979,545,403
Net profit of the year 2002					568,571,219	568,571,219
Common shares (Note 14)	371,731,820	-	(191,441,887)	-	-	180,289,933
Balance at the end of the year 2002	28,494,966,460	9,360,300,000	(8,881,157,632)	63,358,478	(17,309,060,751)	11,728,406,555

See notes to financial statements

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	(Amount : Baht)			
	Consolidated		The Company Only	
	2002	2001 (Restated)	2002	2001 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net profit (loss)	568,571,219	(466,420,803)	568,571,219	(466,420,803)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities				
Gain on debt restructuring	-	(1,604,872,171)	-	(1,604,872,171)
Profit from contract closed	(20,102,407)	-	(20,102,407)	-
Adjustment of accrued long distance circuit rental expense and conduit rental expenses	(118,633,113)	-	(118,633,113)	-
Depreciation and amortization	2,642,500,139	2,594,819,729	2,592,344,171	2,431,223,862
Interest capitalized as loan	237,662,433	95,009,906	237,662,433	95,009,906
Adjusted project cost transferred to TOT Corporation Plc. Investments in Telephone Services Expansion Project and others	-	70,356,527	-	70,356,527
Provision for (reversal of) doubtful accounts	21,827,202	(6,917,449)	21,827,202	(6,917,449)
Provision for decline in value of inventories	-	139,010,077	-	139,010,077
Reversal of loss on impairment of asset	(1,800,487)	-	(1,800,487)	-
(Gain) loss on exchange rates	(446,041,154)	363,791,778	(446,041,154)	359,852,052
Equity in net income of subsidiaries	-	-	(74,899,191)	(201,845,638)
Gain on disposal of fixed assets	(37,025,155)	(7,636,496)	(18,709,419)	(7,087,844)
Income from Operating Activities before Changes in Operating Assets and Liabilities	2,846,958,677	1,177,141,098	2,740,219,254	808,308,519
Decrease (increase) in operating assets				
Proceeds from refund of value added tax and corporate tax	-	1,126,956,380	-	1,126,956,380
Payments in accordance with the result of debt restructuring for				
- TOT Corporation Plc.	-	(644,106,387)	-	(644,106,387)
- Small creditors	-	(135,252,656)	-	(135,252,656)
Receivable from TOT Corporation Plc.	(239,353,093)	(810,402,212)	(238,138,659)	(810,402,212)
Accounts receivable from subsidiary and related companies	-	-	110,305,126	(58,205,163)
Accounts receivable - others	(24,353,079)	20,081,608	(6,635,477)	16,298,434
Inventories	(43,563,969)	(42,930,444)	(43,400,800)	(43,398,918)
Prepaid income tax and withholding tax	261,691,540	(68,620,853)	258,771,094	(68,620,853)
Refundable value added tax	11,490,429	(14,485,866)	8,351,192	(11,837,016)
Other current assets	(204,833,465)	47,983,569	(212,778,514)	35,334,651
Increase (decrease) in operating liabilities				
Accounts payable - trade	188,399,593	(379,106,440)	166,075,191	(364,627,525)
Accounts payable - other	(153,955,382)	(38,288,350)	(46,048,923)	(7,685,926)
Income tax payable	(46,044,940)	21,510,005	-	-
Payable to subsidiaries and related companies	-	-	(69,198,378)	22,346,294
Accrued long distance circuit rental expenses	72,000,000	(106,193,138)	72,000,000	(106,193,138)

See notes to financial statements

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amount : Baht)

	Consolidated		The Company Only	
	2002	2001 (Restated)	2002	2001 (Restated)
Accrued conduit rental expenses	(8,576,248)	42,270,730	(8,576,248)	42,270,730
Accrued interest expense	(7,552)	(141,479,860)	(7,552)	(141,479,860)
Other current liabilities	(36,395,130)	(73,220,061)	(18,184,222)	(53,051,508)
Net Cash Provided by (Used in) Operating Activities	2,623,457,381	(18,142,877)	2,712,753,084	(393,346,154)
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of fixed assets	42,870,783	8,811,661	21,287,844	7,740,173
Increase in short-term investments	(145,000,000)	(500,000,000)	(50,000,000)	(500,000,000)
Decrease in fixed deposits	-	133,219,296	-	133,219,296
Increase in property, plant and equipment	(375,298,868)	(541,673,660)	(306,697,654)	(322,048,063)
Increase in investments in Telephone Services Expansion Project	(149,349,734)	(77,606,539)	(152,599,206)	(80,042,941)
Increase in advance for purchase of equipment	(377,156,784)	(504,326,840)	(377,156,784)	(504,326,840)
Decrease (increase) in deposits and others	(6,163,852)	4,250,927	(7,486,926)	5,174,636
Net Cash Used in Investing Activities	(1,010,098,455)	(1,477,325,155)	(872,652,726)	(1,260,283,739)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of share capital	116,109	4,001	116,109	4,001
Repayment of long – term loans	(1,144,817,045)	(504,839,091)	(1,144,817,045)	(504,839,091)
Net Cash Used in Financing Activities	(1,144,700,936)	(504,835,090)	(1,144,700,936)	(504,835,090)
NET INCREASE (DECREASE) IN CASH	468,657,990	(2,000,303,122)	695,399,422	(2,158,464,983)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,047,891,644	3,048,194,766	752,783,683	2,911,248,666
CASH AND CASH EQUIVALENTS AT END OF YEAR	1,516,549,634	1,047,891,644	1,448,183,105	752,783,683

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

1. Cash payments during the years:				
Interest expenses	1,538,775,198	2,164,711,195	1,538,775,198	2,164,711,195
Income tax	216,885,327	106,737,997	133,233,298	68,766,544
2. Cash and cash equivalents consist of:				
Cash on hand and in banks	1,294,841,568	697,891,644	1,226,475,039	532,783,683
Short - term investments with maturity date within 3 months	221,708,066	350,000,000	221,708,066	220,000,000
	1,516,549,634	1,047,891,644	1,448,183,105	752,783,683

3. During 2000, a subsidiary received public telephone assets amounting to USD 1.4 million for which the subsidiary paid USD 0.3 million as at December 31, 2001. During 2001, the subsidiary received public telephone assets amounting to USD 8.1 million which the subsidiary had not paid to payable amounting to USD 3.8 million (equivalent to Baht 168.5 million) as at December 31, 2001. In addition, during 2001, the subsidiary recorded advance for purchase of public telephone and accessories amounting to USD 0.4 million and Baht 1.4 million that was not paid.

See notes to financial statements

TT & T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1 - ECONOMIC ENVIRONMENT AND BASIS OF FINANCIAL STATEMENT PRESENTION

The Company's financial statements have been prepared according to the requirements for presentation of balance sheets and profit and loss statements for public companies which are indicated in the Notification of the Department of Commercial Registration dated September 14, 2001, issued under the Accounting Act. B.E. 2543 and in conformity with generally accepted accounting principles practiced in Thailand, including additional disclosure as specified according to Securities and Exchange Commission and regulation of Stock Exchange of Thailand.

As required by Thai law and regulatory requirements, The Company's financial statements have been prepared in the Thai language. They have been translated into English for the convenience of the reader.

The consolidated financial statements include the accounts of TT&T Public Company Limited ("Company") (Formerly : Thai Telephone & Telecommunication Public Company Limited) and its subsidiaries (TT&T Subscriber Services Company Limited and TT&T Value Added Service Co., Ltd.), 99.993% and 99.999% (directly held 66.66% and indirectly held 33.33%) owned by TT&T Public Company Limited respectively. Such subsidiaries were established in Thailand on September 7, 1993 and October 20, 1994 respectively. TT&T Subscriber Services Company Limited engages in the sale of telephone equipment and installation to its subscribers and installation of dropwire to TT&T Public Company Limited, while TT&T Value Added Service Co., Ltd. engages in the cable TV business including installation and maintenance services. In 1997, the management resolved to cease the cable TV business and enter into the public telephone business in the provincial areas instead.

Significant inter-company transactions with the subsidiaries have been eliminated in the consolidated financial statements.

The Company's operations have been affected significantly, and may continue to be affected for the foreseeable future, by the country's unstable economy caused by the currency volatility in the Asia Pacific region. The Company is in the public utilities business and needs large capital investment to import of equipment from overseas. Therefore, it is necessary to have the source of high amount of foreign loan for use in the project. The volatility in the Thai Baht currency and the slowdown in the economic growth in Thailand caused the Company difficulty in repaying some portion of loans due within the third quarter of 1998. For the year ended December 31, 2002 and 2001, the financial statements of the Company only and the consolidated financial statements reported a net profit of Baht 568.6 million and net loss (restated) of Baht 466.4 million. However, management believes that the going concern basis of preparation of the financial statements is appropriate because the Company succeeded in debt restructuring with financial creditors and major creditors and also believes that the Company will succeed in debt restructuring with the remaining creditors and will be able to comply with the conditions of the related debt restructuring agreement. Also, the Company has taken certain measures to support the impact of the said economic crisis, such as increasing telephone services income as well as value added service income, especially on data communication and internet related services, by concentration on a marketing strategy in order to increase subscribed lines, especially for the business sector and reducing operating expenses, etc. Therefore, the financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts classification of liabilities that may be necessary had the Company and its subsidiaries not been able to continue as going concerns.

Nevertheless, the economic situation is uncertain and may have an effect on the Company 's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the debt restructuring agreements. The ultimate outcome of this matter cannot presently be determined. The accompanying financial statements reflect management's current assessments of the impact to date of the economic situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

NOTE 2 - GENERAL INFORMATION AND PROGRESS OF OPERATIONS

TT&T Public Company Limited was registered on June 29, 1992 for the purpose of joint-undertaking of and investment in the expansion project of telephone services with TOT Corporation Public Co., Ltd. ("TOT") in the provincial areas including the installation of 1.5 million telephone lines. The Company started earning revenue in October 1993. The Company was registered as a public company on January 27, 1994. The principal shareholders are Jasmine International Public Company Limited, Jasmine Telecom System Co., Ltd, Nippon Telegraph and Telephone West Corporation and Loxley Public Company Limited.

Presently, the Company's head office is located at 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok 10320. At December 31, 2002 and 2001, the Company had 3,155 employees and 3,265 employees respectively. The employee costs for the years 2002 and 2001 amounted to approximately Baht 757 million and Baht 787 million respectively.

In 1997, the Company finished the installation of all the telephone services expansion project in the provincial telephone area for a total of 1.5 million numbers and transferred the assets to TOT. The amount of assets transferred, according to the asset transfer documents after the latest adjustment in 1997, was approximately Baht 55,305 million, which was approximately Baht 4,626 million higher than that of the Company's records. The Company adjusted the amount of assets transferred to agree with that of the books of accounts. However, the Company has not transferred some portions of the supplementary equipment to TOT since they are in the process of acceptance. Because all of the said supplementary equipment has been in use in the Telephone Service Expansion since 1998, the Company transferred the related Telephone Service Expansion Costs and Deferred Project Expenses to the account of Cost of Telephone Service Expansion Project transferred to TOT.

On September 19, 1996, the Company signed with TOT the Addendum to the Amended Concession Agreement regarding the improvement or changing of technology of the network for introduction of Personal Cordless Telephones (PCT). Under the terms and conditions thereof, the Company has the obligation to install a number of cell stations within a certain period of time as specified in the said Addendum. TOT agrees to permit the Company to provide PCT service for the telephone numbers under the TOT's provincial network as well. Because of the economic crisis, the Company requested for termination of the PCT contract without compensation or extended installation period until the economic situation has recovered. Presently, the results of this matter are still unknown.

In addition, the Company has proposed to change from revenue sharing to other forms of compensation. The Ministry of Transport and Communication (MOTC) has appointed advisors to provide recommendations on the issue of concession conversion within the telecommunication sector. MOTC recognized that concession conversion is an integral part of implementation of the Telecom Master Plan. MOTC forwarded the consultant recommendations for consideration by the State Enterprise Policy Commission (SEPC). The Commission requested Thailand Development Research Institute (TDRI) to provide recommendations on the issues. TDRI has proposed the principles and methods in detail of concession conversion for the telecommunication sector to the Commission in August 1999. The said principles of concession conversion have been considered by the Commission and further proposed to the cabinet for final approval. After considering the proposal, the cabinet meeting on January 25, 2000 agreed with the principle and procedures for the concession conversion proposed by TDRI. Besides, the Subcommittee for Concession Conversion (SCC) was set up by SEPC on March 17, 2000 to proceed further with the concession conversion. The Company submitted its Letter of Intent for concession conversion to SCC on May 12, 2000 and accordingly its proposal for concession conversion was submitted on May 31, 2000. The Company entered into an engagement letter with a company for advisory service regarding concession conversion and then submitted their proposal on additional information on concession conversion to SCC. The first meeting chaired by SCC was held on October 11, 2000 with the Company and TOT in order to establish the negotiation guidelines as well as timetable. At the first stage, SCC asked both parties to negotiate and seek agreement among themselves. The Company and TOT held the first meeting on October 18, 2000, which was followed by several meetings. Several meetings among the Company, TOT and SCC have been held in connection with the negotiations. However, since there was the change in government at the beginning of 2001, the previous SCC has been terminated accordingly. A new SCC has been established. Chulalongkorn University Intellectual Property Institute was appointed as the advisor to SCC.

At present, the government has announced the policy regarding the Joint - Undertaking Concession Conversion which is considered a pressing issue, in order to arrive at an urgent conclusion. According to the 2003 plan of the Ministry of Information Technology and Communication, a summary of the overall guidelines regarding the Joint - Undertaking Concession Conversion was made, such as revenue sharing, compensation details, assets network and the tax payment standard for various services. It is expected that this will be in operation during 2003.

On February 20, 2002, The Extraordinary General Meeting of Shareholders approved the Company's name change to "TT&T Public Company Limited" in which the registration of such name change to the Ministry of Commerce was made on February 22, 2002.

In a letter from the Telephone Organization of Thailand, dated July 30, 2002, it was stated that on July 31, 2002 Telephone Organizational Thailand had been transformed into TOT Corporation Public Company Limited. However, the agreement and its commitments entered into with the Joint - Undertaking and Investment Agreement still remain legally and completely binding.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF MEASUREMENT

Income and Expense Recognition

The Company recognizes income and expense on the accrual basis.

The Company recognizes income on the Concession Agreement based on the sharing percentage, specified in the agreement, computed on the income from telephone service charges which TOT bills the customers monthly. In case the cut-off date of the telephone services performed recorded in the bills does not coincide with the month-end date, the Company will compute the volume of telephone services performed from the cut-off date to the month-end date and record this as service income of the corresponding month (Full Accrual Method).

In the event that the recorded income under the new method is judged to be uncollectible, the Company will consider a provision for doubtful accounts equal to the amount of the estimated loss.

Installation service income is recognized when services are rendered.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash with banks and short-term investments in promissory notes with maturity of three months or less whithout limited utilization.

Allowance for Doubtful Accounts

The Company and subsidiaries provide allowance for doubtful accounts based on certain percentages of the outstanding accounts and on the review of the current status of the receivables.

Inventories

Inventories are stated at cost or net realizable value whichever is lower. Spare parts for repair and maintenance are valued on the average cost method. Merchandise is stated at cost (First-in, First-out method).

Investments in Subsidiaries

The Company accounts for its investments in subsidiaries, which are held for long-term purposes, by the equity method.

Interest Capitalization

The Company capitalizes interest relating to the installation cost as part of the telephone service expansion project. The capitalization of the interest will be discontinued when the installation is completed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost net of accumulated depreciation.

Land and buildings not used in operations are presented at fair value according to the appraised value. Loss on devaluation is recorded as an expense in the statement of income.

Depreciation and Amortization

The Company and subsidiaries depreciate their fixed assets by the straight-line method over the estimated useful lives of the assets as follows:

	Years
Leasehold improvements	5
Buildings and improvements	20
Furniture and office equipment	5
Tools and equipment	5
Equipment not transferred to TOT Corporation Public Co., Ltd.	5
Public telephones	5
Vehicles	5
Assets for lease	5

The Company amortizes cost of telephone services expansion project transferred to TOT over the remaining period of the Concession Agreement with TOT (up to June 2019) commencing from the date on which the assets or the ownership are transferred.

Impairment of Assets

The Company and subsidiaries review the impairment of assets for property, plant and equipment, investments, cost of project and intangible assets whenever events indicate that the carrying value of an asset exceeds its recoverable amount (the higher of an asset's net selling price or value in use). The review is made for individual assets or for the cash-generating unit.

In the event that the carrying value of an asset exceeds its recoverable amount, the Company and subsidiaries recognize the impairment losses in the statement of income, or reduce the revaluation increment in assets in cases where those assets were previously revalued and the revaluation increment was recorded under "Shareholders' Equity". The reversal of impairment losses recognized in prior years is recorded as part of other income or as a revaluation increment in assets when there is an indication that the impairment losses recognized for the assets no longer exist or have decreased.

Financial Instruments

Financial assets and financial liabilities carried on the balance sheet include cash on hand and in banks, short-term investments, receivable from TOT, investments in subsidiary companies, accounts payable, accrued expenses and loans. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policy notes.

Foreign Currency Transactions

Transactions in foreign currencies are recorded in Baht based on the rates prevailing at the transaction dates. Outstanding foreign currency account balances, which is not hedged by financial instruments, at the balance sheet dates are translated into Baht at the prevailing bank rates as of those dates. Gains or losses arising from the transactions are credited to or charged against current operations.

Income Tax

The Company and subsidiaries recognize tax obligations on a tax basis based on the conditions described in the Revenue Code.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has certain transactions with its related companies. A portion of the Company's assets, liabilities, revenues and expenses arose from transactions with said related companies. These companies are related through common shareholdings and/or directorships.

The Company entered into purchase and installation equipment agreements in relation to the Telephone Services Expansion Project of 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are made through a bidding process and will be used as reference prices in the next pricing.

The Company entered into car and equipment leasing contracts with a subsidiary company to provide fault complaint reception and dropwire maintenance services. The monthly rental fee is Baht 7.4 million and Baht 9 million for 2002 and 2001 respectively.

The Company entered into service and consultancy service agreements with two subsidiary companies. The Company will provide technical assistance and financial, legal and marketing consultancy services to such related companies. Under the terms of the agreements, the Company will receive monthly service fees from each of the subsidiary at the total amount of Baht 2.5 million and 3 million for 2002 and 2001 respectively. In the second quarter of 2002, the Company stopped providing the said services to a subsidiary company, thus reducing the said fees to Baht 1.5 million per month.

Significant outstanding balances of receivables from and payables to related companies which were separately presented in the balance sheets as at December 31, are as follows:

	In Million Baht			
	Consolidated		The Company Only	
	2002	2001	2002	2001
Receivable from subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	2	25
- TT & T Value Added Services Co., Ltd.	-	-	-	88
Total	-	-	2	113
Payable to subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	68	62
- TT & T Value Added Services Co., Ltd.	-	-	467	75
Total	-	-	535	137

Significant transactions between the Company and the related companies for the years ended December 31 are as follows:

	In Million Baht			
	Consolidated		The Company Only	
	2002	2001	2002	2001
Purchase and installation dropwire	-	-	152	140
Purchase and dropwire maintenance	-	-	65	80
Leased line rental and maintenance income	-	-	53	171
Cars and equipment rental	-	-	89	104
Consultancy income	-	-	21	36
Office rental and service income	-	-	6	9
Purchase and maintenance of service	-	-	22	3

NOTE 5 - RECEIVABLE FROM TOT CORPORATION PLC

As at December 31, 2002, the telephone service subscriber receivables that the Company has billed and not billed to TOT, classified by their aging, are as follows:

	In Million Baht				
	Current - 3 months	3-6 months	6-12 months	Over 12 months	Total
The telephone service subscriber receivable under the Concession Agreement					
- Billed	179.7	-	-	626.3	806.0
- Unbilled	809.6	33.3	23.4	81.4	947.7
VAT on the assets transferred	3.6	2.7	59.0	7.7	73.0
Trade receivables - others	71.7	18.0	37.7	37.2	164.6
	1,064.6	54.0	120.1	752.6	1,991.3
Less Allowance for doubtful debts					(148.3)
Accounts receivable - net					1,843.0

The accounts receivable from fault complaint reception and dropwire maintenance services, which have long been overdue amounting to approximately Baht 624.5 million, represent the outstanding accounts receivable from October 2000 to October 2001 and December 2002. The Company had proceeded with collecting the said debt, and gradually received certain repayment of debt in 2003.

As at December 31, 2001, the telephone service subscriber receivables that the Company has billed and not billed to TOT and considered as problem accounts, classified by aging of overdue balances, are as follows:

	In Million Baht
	2001
Over 3 months to 6 months	23.0
Over 6 months to 12 months	20.2
Over 12 months	79.7
Total	122.9

As at December 31, 2001, the Company provided allowances for these doubtful receivables of approximately Baht 138.0 million. The management believes that the provision is adequate to meet the deficit relating to uncollectible debt, since in 2001 all subscribers are required to make a deposit of Baht 3,000 per line. In case of uncollectible amounts, TOT can offset the unpaid balance against such deposits. In addition, the Company has certain means to accelerate the collection including the issuance of legal notices to follow-up long outstanding balances and referring the cases to Legal Division of TOT.

NOTE 6 - INVENTORIES

As at December 31, inventories consisted of:

	In Million Baht			
	Consolidated		The Company Only	
	2002	2001	2002	2001
Merchandise	36	3	36	3
Spare parts for repair and maintenance				
- outside plant system	354	328	354	328
- switching system and transmission system	47	321	47	321
- other supporting system	13	51	13	51
Total	450	703	450	703
Less allowance for possible loss on inventories	-	(296)	-	(296)
Net	450	407	450	407

NOTE 7 - INVESTMENTS IN SUBSIDIARIES - At Equity Method

As at December 31, the investments in subsidiaries consisted of:

	In Million Baht			
	The Company Only			
	Cost Method		Equity Method	
	2002	2001	2002	2001
TT & T Subscriber Services Co., Ltd.	10	10	149	123
TT & T Value Added Services Co., Ltd.	100	100	268	425
Total	110	110	417	548

At the Extraordinary General Meeting of Shareholders No 1/2545, held on March 13, 2002, a resolution was passed announcing that TT&T Value Added Services Co., Ltd. approved the interim dividend payment to all shareholders at Baht 20.52 per share for the total number of 15 million shares, amounting to Baht 307.8 million.

Transfer of Subsidiary Business

On November 6, 2001, the Company's Board of Directors' meeting approved the resolution to acquire the entire business of TT & T Value Added Service Co., Ltd. (the subsidiary) after obtaining approval from the Company's creditors on March 22, 2002.

On March 26, 2002 the Company had novated the debt in relation to the Sale and Purchase by Installment Agreement of Public Phones from TT&T Value Added Service Co.,Ltd. (a subsidiary company), at its book value of Baht 108.3 million (approximately USD 2.4 million). The Company, on March 29, 2002, had received a transfer of all assets of this particular subsidiary at the book value of approximately Baht 575 million as per conditions stipulated in the agreement dated on the Business Transfer Date (March 29, 2002) and in compliance with the resolution of the Extraordinary General Meeting of Shareholders on February 20, 2002 as well as the resolution of Board of Directors Meeting on March 20, 2002. The Company adopted the use of the generally accepted accounting standard in the U.S.A. - APB No.16 Interpretation 39 entitled "Transfers and Exchanges Between Companies Under Common Control" for this transaction.

NOTE 8 - ASSETS NOT USED IN OPERATIONS

This represents land and buildings not used in operations which were recorded at cost. The Company determined the provision impairment by using the value shown in the independent appraisers' reports by American Appraisal (Thailand) Co., Ltd., dated November 5, 1999. The Company provided allowance for impairment of assets amounting to approximately Baht 35.3 million in the financial statements.

TT & T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

	Consolidated			
	In Thousand Baht			
	Balance as at January 1, 2002	Movement		Balance as at December 31, 2002
		Addition	Deduction	
At Cost				
Land and improvements	752,942	17,511	(956)	769,497
Leasehold improvements	1,945	3,280	-	5,225
Buildings and improvements	896,230	2,724	-	898,954
Furniture, fixtures and office equipment	445,957	90,549	(11,924)	524,582
Tool and equipment	289,138	24,580	-	313,718
Equipment not transferred to TOT	515,992	581,317	-	1,097,309
Public telephone	834,576	16,077	(273,398)	577,255
Vehicles	84,758	12,156	(37,163)	59,751
Assets for lease	68,191	1,810	(22,410)	47,591
Equipment under installation	154,018	125,320	-	279,338
Total	4,043,747	875,324	(345,851)	4,573,220
Accumulated Depreciation				
Land and improvements	26,591	6,984	-	33,575
Leasehold improvements	1,415	462	-	1,877
Buildings and improvements	258,365	42,837	-	301,202
Furniture, fixtures and office equipment	343,494	35,888	(9,291)	370,091
Tool and equipment	200,097	22,983	-	223,080
Equipment not transferred to TOT	316,586	158,030	(192)	474,424
Public Telephone	282,964	119,976	(275,871)	127,069
Vehicles	70,374	3,729	(37,163)	36,940
Assets for lease	49,171	11,947	(19,648)	41,470
Total	1,549,057	402,836	(342,165)	1,609,728
Property, Plant and Equipment - Net	2,494,690	472,488	(3,686)	2,963,492

TT & T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

	The Company Only			
	In Thousand Baht			
	Balance as at January 1, 2002	Movement		Balance as at December 31, 2002
		Addition	Deduction	
At Cost				
Land and improvements	752,942	17,511	(956)	769,497
Leasehold improvements	1,945	3,280	-	5,225
Buildings and improvements	896,230	2,724	-	898,954
Furniture, fixtures and office equipment	438,177	88,395	(8,438)	518,134
Tool and equipment	289,138	24,580	-	313,718
Equipment not transferred to TOT	515,992	581,317	-	1,097,309
Public telephone	51,955	526,718	(1,418)	577,255
Vehicles	100,432	11,296	(37,163)	74,565
Equipment under installation	154,017	125,321	-	279,338
Total	3,200,828	1,381,142	(47,975)	4,533,995
Accumulated Depreciation				
Land and improvements	26,591	6,984	-	33,575
Leasehold improvements	1,415	462	-	1,877
Buildings and improvements	258,365	42,837	-	301,202
Furniture, fixtures and office equipment	337,732	35,356	(7,940)	365,148
Tool and equipment	200,097	22,983	-	223,080
Equipment not transferred to TOT	316,585	158,030	(192)	474,423
Public Telephone	44,982	82,120	(34)	127,068
Vehicles	81,654	6,050	(37,163)	50,541
Total	1,267,421	354,822	(45,329)	1,576,914
Property, Plant and Equipment - Net	1,933,407	1,026,320	(2,646)	2,957,081

Depreciation charges in the consolidated financial statements for 2002 and 2001 amounted to approximately Baht 402.8 million and Baht 352.2 million respectively.

Depreciation charges in the Company's financial statements for 2002 and 2001 amounted to approximately Baht 355.5 million and Baht 190.1 million respectively.

The gross carrying amounts of furniture, equipment and vehicles of Baht 668.5 million and Baht 654 million are fully depreciated as of December 31, 2002 and 2001 respectively, but these items are still in active use.

Part of the balance as at December 31, 2002 and 2001 represented amount being transferred from "Investment in Telephone Service Expansion Project" (See Note 10 to the financial statements).

NOTE 10 - INVESTMENTS IN TELEPHONE SERVICES EXPANSION PROJECT

	In Thousand Baht			
	Consolidated		The Company Only	
	2002	2001	2002	2001
Equipment and installation cost	32,301,810	32,301,810	32,301,810	32,301,810
Cost of computerized Customer Services System	2,807,396	2,807,396	2,807,396	2,807,396
Land and buildings	1,834,891	1,834,891	1,834,891	1,834,891
Total	36,944,097	36,944,097	36,944,097	36,944,097
Less amount transferred to				
- Cost of Telephone Service Expansion Project transferred to TOT	(36,382,770)	(36,382,770)	(36,382,770)	(36,382,770)
- Property, plant and equipment	(335,117)	(335,117)	(335,117)	(335,117)
- Inventories	(101,017)	(101,017)	(101,017)	(101,017)
- Expenses	(102,903)	(102,903)	(102,903)	(102,903)
Adjustment of equipment and installation				
- Cost of Customer Service System	(21,000)	(21,000)	(21,000)	(21,000)
- Line Test System	(805)	-	(805)	-
Net	485	1,290	485	1,290

The outstanding balances as at December 31, 2002, of the accounts of the Investments in the Telephone Services Expansion Project are in the process of being accepted by TOT, according to the conditions stipulated in the Joint – Undertaking and Investment Agreement for the telephone services expansion project.

TT & T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 11 - COST OF TELEPHONE SERVICES EXPANSION PROJECT TRANSFERRED TO TOT CORPORATION PLC.

	In Thousand Baht			
	Consolidated		The Company Only	
	2002	2001	2002	2001
Equipment and installation cost	36,699,691	36,550,311	36,811,121	36,658,491
Land and building (including specific tax)	1,787,948	1,784,061	1,787,948	1,784,061
Cost of transferred from deferred Project cost	11,434,611	11,435,237	11,434,611	11,435,237
Cost transferred from spare parts for repair and maintenance	215,488	215,373	215,488	215,373
Cost of computer system to remedy the Y2K problem	183,556	183,556	183,556	183,556
Special project cost	18,278	18,278	18,278	18,278
Cost of project expansion	22,625	22,625	22,625	22,625
Valuation adjustment	(60,926)	-	(60,926)	-
Total	50,301,271	50,209,441	50,412,701	50,317,621
Less accumulated amortization	(14,782,048)	(12,545,232)	(14,782,048)	(12,545,232)
Net	35,519,223	37,664,209	35,630,653	37,772,389

This account represents amounts being transferred from the accounts "Investments in Telephone Services Expansion Project" and "Deferred Project Cost" based on apportioning the telephone numbers being accepted by TOT. These amounts are amortized over the remaining period of the Concession Agreement with TOT (up to June 2019) commencing from the dates on which the assets or the ownership are transferred.

TOT has already accepted the total telephone network equipment of 1.5 million numbers in the second quarter of 1998. However, as at December 31, 2002 and 2001, some transactions in investments in telephone services expansion project have not been transferred from the accounts "Investments in Telephone Services Expansion Project" to "Cost of Telephone Service Expansion Project Transferred to TOT", amounting to Baht 0.5 million and Baht 1.29 million respectively, with the result that no amortization of the said cost of telephone services expansion project has been made.

NOTE 12 - ACCOUNTS PAYABLE

The Company' s financial statements as at December 31, 2001, has outstanding payable balances to Provincial Electricity Authority ("PEA") for acquiring equipment. These payable balances were included in the rehabilitation plan which was in the process of judgment from the Official Receiver in 2001.

On September 30, 2002 the official receiver instructed the Company to pay the debt, including interest (computed up to May 8, 2000), amounting approximately to Baht 230 million. PEA submitted an appeal to the Central Bankruptcy Court (CBC) requesting the Court to delay the submission date of their appeal against the official receiver's instruction. CBC considered and approved the delay until November 20, 2002 and set the date for considering the appeal to be March 12, 2003. The Extraordinary General Meeting of Shareholders No. 2/2002, held on December 19, 2002 has passed a resolution to settle the debt owned to PEA of approximately Baht 268 million (being principal and interest calculated up to December 25, 2002) in order to stop ongoing interest being charged by way of the debt to equity conversion. The debt settlement will be through a combination of 37,149,242 newly issued ordinary shares at the price of Baht 4.85 per share and the 18,054,017 existing shares from Siam Teltech Computer Company Limited ("STCC") at Baht 4.85 per share which STCC received in excess of its correct entitlement at the closing date and which STCC wishes to return to the Company. As the Company is not qualified by law to hold its own shares it is, therefore, agreed between the Company and STCC that the said 18,054,017 existing excess shares will be transferred directly from STCC to PEA, as a partial settlement of debt owned by The Company to PEA. The Company had deposited the share certificates with Deposit of Property Central Office, Legal Execution Department on December 25, 2002. The amount payable to PEA is classified under "provision" since the outcome of PEA is appeal to the Central Bankruptcy Court has not been finalized.

Since the creditor banks have suspended drawdowns from the available facilities, the Company consequently was unable to pay for the equipment and installation of telephone networks to its suppliers. Therefore, the Company has negotiated and agreed with some equipment suppliers for further deferred payment with interest accruing in the accrued interest expense account. These payables bear interest, which is accrued in the account of accrued interest expenses. For the accounts payable of major equipment suppliers, the accrued interest rates were calculated according to those stated in the loan agreements which the Company has entered with the banks for financing the equipment. For the accounts payable of some contractors, the accrued interest was based on the Minimum Loan Rate (MLR) plus agreed premium or discount. This resulted in interest rates of 5% - 11.6% per annum. The starting dates for interest calculation will depend on agreement between the Company and each supplier or contractor. Nevertheless, in accordance with the signing of the debt restructuring agreements on June 29, 2001 as well as the occurrence of Closing Date on September 3, 2001, the outstanding payables including accrued interest expenses have been partially paid, liabilities converted to shares and long term loans on the Closing Date pursuant to the Business Rehabilitation Plan.

NOTE 13 - FUNDAMENTAL ERRORS

13.1 In 2001 the Company over-recorded income from TOT by approximately Baht 42.1 million causing the loss in 2001 to be understated by approximately Baht 42.1 million because the long-distance call service at economy price does not cover the mobile phone incoming call, and is not included in the service fee charged to TOT, which the Company has investigated and reported to TOT. The Company has made adjustments to the income statement of 2001 and the beginning balance of the deficit year 2002 to correct the errors.

13.2 In 2002, the Company made adjustment entries for accrued leased circuit and accrued conduit expense which were over recorded in 2001. These adjustments of Baht 118.6 million were made in the 2002 income statement.

NOTE 14 - REGISTERED SHARE CAPTIAL

In compliance with the Company's rehabilitation plan, on May 10, 2001, the Board of Directors approved to decrease and increase the Company's registered share capital including the issuance and offering of Restructuring Plan Warrants and Tranche C Warrants as follows:

14.1 To decrease the Company's registered share capital of Baht 2,500 million to cancel all of the 250 million common shares previously authorized but not yet issued. As a result, the Company will have a remaining registered share capital of Baht 11,250 million (1,125 million shares at par value of Baht 10).

14.2 To increase the Company's registered share capital by Baht 58,750 million resulting of the registered share capital to be Baht 70,000 million by means of the issue of 5,875 million new common shares at par value of Baht 10 to the Company's creditiors, new investors and reserving a portion for the holders of Restructuring Plan Warrants and Tranche C Warrants pursuant to the Company's rehabilitation plan and reserving for the issue of shares to the directors and employees of the Company and subsidiaries. On August 28, 2001, the Board of Directors approved the revised of share allotment as follows:

a) 960 million common shares with debt/equity conversion price of Baht 4.85 per share will be allotted for debt/equity conversion to Class 7 Creditors (related trade creditors).

b) 524 million common shares with debt/equity conversion price of Baht 4.85 per share will be allotted for debt/equity conversion to Class 8 Creditors (related subordinated loan creditors).

c) 207 million common shares with debt/equity conversion price of Baht 4.85 per share will be allotted for debt/equity conversion to Class 1 and 2 Creditors (a portion of loans owed to financial institutions and trade creditors - Tranche C Entitlement).

d) 284 million common shares with the exercise price of Baht 4.85 per share will be allotted for the exercise of Restructuring Plan Warrants to be granted to creditors and shareholders.

e) 142 million common shares in an amount not exceeding five (5)% of the total number of the Company's issued shares will be allotted for offering to directors and employees of the Company and subsidiaries.

f) 3,758 million common shares will be allotted for offering on a private placement basis to new equity investors pursuant to the Notification of the Office of the Securities and Exchange Commission dated May 18, 1992 (and any amendment thereto) and/or be allotted to reserve for the exercise of Tranche C Warrants.

Debt/Equity conversion price as per items a), b) and c) and the exercise price of the warrants per item d) is Baht 4.85 per share pursuant to the conditions stipulated in the Company's rehabilitation plan. With respect to the price of share in respect of items e) and f), such price cannot be presently determined because it will depend on the market price of the shares and other conditions in the future.

The Extraordinary General Meeting of Shareholders No. 2/2002 held on December 19, 2002 passed a resolution for the reallocation of 3,758 million shares allocated for offering to the investors on a private placement basis and/or to reserve for the exercise of Tranche C Warrants. The purpose of the reallocation of shares is to serve the issuing of 37 million new shares for debt settlement with PEA. (see note 12 to the financial statements). The Company registered the increase of paid up capital with the Ministry of Commerce on December 20, 2002.

14.3 The issue and offering of Restructuring Plan Warrants with the following details:

Type of warrant	: Warrant to purchase new common shares of the Company in named certificates.
Number of units	: 284 million units
Maturity	: 5 years
Offering	: Offer to creditors of the Company and existing shareholders in their entirety pursuant to the Company's rehabilitation plan
Offering price	: Baht 0 per unit
Exercise price	: Baht 4.85 per share
Exercise right per unit	: 1 unit to 1 common share
Number of common shares allotted and reserved for exercise rights	: 284 million shares
Secondary market	: The Company registered the warrants as listed securities on the Stock Exchange of Thailand.

During the fourth quarter of 2001, the Company issued 281,155,610 warrant units which will be recorded when the holders of the warrants exercise their right to buy the Company's common shares. As at December 31, 2002, the latest bidding price of the warrants was Baht 0.80 per unit.

14.4 Considering to register the Restructuring Plan Warrants as listed securities on the Stock Exchange of Thailand and reserving 284 million new common shares for the exercise of rights to purchase share of the holders of Restructuring Plan Warrants and the appointment a financial advisor for the issue, offering and listing of the Restructuring Plan Warrants on the Stock Exchange of Thailand pursuant to the Company's rehabilitation plan.

Since the fourth quarter of 2001, the holder of restructuring plan warrants exercised their right to buy the Company's common shares as follows:

Warrant holders' exercise right to purchase common shares (No. of shares)	Registration date of increase of share capital
825	December 13, 2001
3,445	January 17, 2002
300	February 13, 2002
2,460	April 12, 2002
15,000	May 10, 2002
835	June 6, 2002
400	July 8, 2002
1,500	October 11, 2002

14.5 The issuance and offering of Tranche C Warrants with the following details:

Type of warrant	: Warrant to purchase new common shares of the Company in named certificates.
Number of units	: 3,758 million units
Maturity	: 5 years
Offering	: Offer to certain group of creditors of the Company pursuant to the Company's rehabilitation plan.
Offering price	: Baht 0 per unit
Exercise right per unit	: 1 unit to 1 common share
Number of common shares allotted and reserved for the warrants	: 3,758 million shares
Secondary market	: The Company will not register the warrants as listed securities on the Stock Exchange of Thailand.

To consider a reserve of 3,758 million common shares for the exercise of rights of holders of Tranche C Warrants and/or for issuance of new common shares to new investors.

The Company registered the decrease and increase in registered share capital with the Ministry of Commerce on May 29 and 31, 2001, respectively. On September 3, 2001 (Closing Date), the Commercial Registration Department of the Ministry of Commerce approved the increase of paid-up capital registration from Baht 11,250,000,000 to Baht 28,123,226,390 in accordance with the rehabilitation plan.

NOTE 15 - AGREEMENTS AND COMMITMENTS

15.1 Telephone Services Expansion Joint - Investment Agreement

On July 2, 1992, the Company entered into the agreement for joint operation and joint investment for expansion of the telephone services by one million numbers in the provincial telephone area with TOT, and on September 21, 1995, the Company entered into the amendment to the agreement for joint operation and joint investment for expansion of telephone services by additional five hundred thousand numbers, making the total 1.5 million numbers. In addition, the Company had an obligation to finish installation within September 30, 1996. Under the provisions of this agreement, the Company is committed, among others, to undertake the following:

a) Procurement, installation, project management and maintenance of the equipment pertaining to the systems prescribed in the agreement in order that the telephone services are in place for the public service within the time period specified in the agreement. The Company is also committed to transfer to TOT all equipment pertaining to such systems together with land and buildings acquired by the Company relating to this project.

b) Insure all risks for all the equipment pertaining to the systems, buildings and other assets being transferred to TOT.

c) Establishment of the billing system and transfer of the ownership of the system to TOT.

d) At the date of signing the agreement, the Company had to place bank guarantees totalling Baht 1,000 million with TOT as performance guarantees. However, after TOT had already accepted telephone network equipment pursuant to the concession agreement totalling 750,000 numbers, the Company reduced the bank guarantee to Baht 250 million since November 1, 1996. In the second quarter of 2002, the Company received the letter of guarantee amounting to Baht 250 million from TOT.

In consideration thereof, the Company and TOT both agreed, as specified in the agreement, to share at a certain percentage revenue generated by the telephone network installed by the Company. In case the Company has net income in excess of a specified level, the Company has to share such excess amount as specified in the agreement for a period of twenty-five (25) years. In addition, TOT allowed the Company to utilize and maintain equipment pertaining to the system, land, buildings and other assets which were acquired by the Company and transferred to TOT in accordance with certain criteria and conditions specified in the agreement.

On August 20, 1997, the Company entered into the Addendum to the Concession Agreement regarding public telephone which allows the Company to operate 15,000 public telephone in the provincial area. This is considered as part of the basic telephone lines that the Company has the right to install under the Concession Agreement. The Company has to install the total public telephones and provide the service within 960 days after the signing date. The Company obtains revenue share at the rate of 76.5% of the revenue after deduction of value added tax and sharing to the TOT. The deadline to install all 15,000 payphones was April 6, 2000 and TOT had issued a letter dated July 27, 2000 to extend such deadline to January 28, 2001. The Company has submitted application to transfer all payphones installation to TOT. Presently, the investigation process with TOT has been completed. However, TOT reserved its right to ask for compensation for such delay from April 7, 2000 onward.

On December 24, 1997, the Company signed with TOT the Addendum to the Amended Concession Agreement regarding the Fault Complaint Reception and Dropwire Maintenance Service which is the duty of TOT specified in the Concession Agreement. TOT agreed to pay the Company for the actual cost plus 5% of that cost but not exceeding the rate determined in the Addendum. The Company began providing this service on March 1, 1998.

The Company has recorded its revenue from the fault complaint reception and dropwire maintenance service from March 1998 to September 1998 based on the set-off letters TOT No. Kor Kor 23 Bor Yor 4629 and 4687 dated December 4, 1998 and December 9, 1998 respectively and additionally recorded the amount up to December 31, 2002 based on the Company's estimates. The Company included this matter as part of the rehabilitation plan, which was approved by the creditors and the Central Bankruptcy Court.

In June 2001, the Company and TOT reached conclusion on debt settlement in accordance with the rehabilitation plan (See Note 16 to the financial statements).

15.2 Long Distance Circuit Rental Charge (Mixed Traffic and Direct Link)

Since 1996, the Company has been requested by TOT to pay long distance circuit (Mixed Traffic and Direct Link) rental charges for the period since November 1993. The Company continues to negotiate with TOT pursuant to clause 19 (a) under the concession agreement which stipulates that the charge for the long distance circuit shall be appropriate and fair, taking into consideration the fact that the Company has participated in the joint investment with TOT, and shall not exceed the rates specified in TOT regulations at that time. This issue is still under negotiation. The Company recorded the long distance circuit rental based on the amount in the invoices of TOT and accrued based on TOT's method of calculation in the Company's accounts.

Since the first quarter of 2000, the Company has set up a working group to negotiate a lower rental rate in accordance with the concession agreement. The Company proposed to resolve the dispute by settlement of the above lease circuit rental and conduit rental with (1) revenue from fault complaint reception and dropwire maintenance service, (2) leased circuit rental and conduit rental which have been paid on monthly basis at Baht 35 million and Baht 40 million since March 1998 and February 1999, respectively, and (3) value added tax that TOT withheld from the Company's share of revenue in the amount proposed to the arbitration. The Company did not record interest on delay in payment. However, the Company included this matter as part of the rehabilitation plan, which was approved by the creditors and the Central Bankruptcy Court.

In June 2001, the Company and TOT reached conclusion regarding the debt settlement in accordance with the rehabilitation plan (See Note 16 to the financial statements). Therefore, the balance as at December 31, 2002 in the balance sheet represented accrued long distance circuit rental for the year 2002 only and the balances at December 31, 2001 represented the accrued amount for the month November 2000 to December 2000 and July 2001 to December 31, 2001.

15.3 Conduit Rental Charge

Since the third quarter of 1997, the Company was requested by TOT to pay the conduit rental charge for the period from October 1992 to May 1999. For conservatism, the Company recorded conduit rental charges based on the TOT invoiced amounts (which uses TOT's method of calculation) in the Company's accounts to comply with conservative basis. The Company has reached an agreement with TOT pursuant to clause 19 (a) under the Concession Agreement which stipulates that the charge for conduit rental shall be appropriate and fair, taking into consideration the fact that the Company has participated in the joint investment with TOT, and shall not exceed the rates specified in TOT regulations at that time. The Company did not record interest on delays in payment. The Company reached conclusion with TOT and incorporated it into the Company's rehabilitation plan, which was approved by the creditors and the Central Bankruptcy Court. In June 2001, the Company and TOT reached conclusion regarding the debt settlement in accordance with the rehabilitation plan (See Note 16 to the financial statements). Therefore, the balance as at December 31, 2002 in the balance sheet represented accrued conduit rental charge for the month May 2000 to November 2000 and the balances as at December 31, 2001 represented the accrued amount for the month of May 2000 to November 2000 and December 2001.

15.4 Loan Agreements

A. The Former Loan Agreements

1. Supplier Credit Agreements

The Company entered into various agreements with Ericsson Communication (Thailand) Ltd., Sumitomo Corporation and Alcatel CIT (as suppliers) for the procurement and installation of equipment for the one million numbers of Provincial Telephone Zone.

Under the agreements, the suppliers arranged local and foreign currency loans with several financial institutions including the suppliers themselves for the Company to finance this purchasing.

The Company had credit lines from the above creditors totalling US$ 551.90 million and Baht 4,125 million. As at December 31, 2000, the Company already withdrew the loans amounting to US$ 275 million (Baht 11,966 million) and Baht 2,100 million. These loans bear interest at the rates ranging from 4.825% to 6.625% p.a. and are repayable in 18 to 20 equal semi-annual installments commencing from February 1997. Interest under each agreement is due and accrued semi-annually on the outstanding principal amount of debt. The Company could not pay such debts which could lead to a default, enabling lenders to exercise their right to demand repayment in one lump sum amount at anytime.

The debts were partially paid, converted to share and arranged to long term debts on the Closing Date pursuant to the debt restructuring (see Note 16 to the financial statements).

2. Facility Agreement

On November 18, 1993, the Company entered into a Facility Agreement with a group of local banks and local finance companies, which acted as arrangers, coordinators, and lenders as follows:

a) Term loan from 29 local financial institutions with a total facility amount of Baht 13,940 million, the proceeds of which are to be applied for the project cost and its working capital requirements relating to the project.

b) The overdraft credit facilities from coordinators amounting to Baht 60 million for its working capital. However, on November 25, 1998, the Company was informed by Krung Thai Bank Public Company Limited to temporarily cease its Baht 30 million overdraft credit facility.

c) Performance Bonds amounting to Baht 250 million issued by coordinators.

Interest on the term loan will be accrued daily on the amount of outstanding principal, and is payable monthly. This loan bears interest at Minimum Loan Rate (MLR) plus a margin as defined in the agreement and is repayable in 32 quarterly installments commencing on March 31, 1998.

Under the terms of the agreement, the Company has to pay arrangement fee and annual fee to each coordinator at certain rates stipulated in the agreement. The Company also agreed to pay a commitment fee to the lenders at the rate as specified in the agreement on undrawn loan balance payable quarterly until June 30, 1998 or within the first year from the project acceptance date as defined in the facility agreement. In addition, the Company has to pay annual commission to the issuers for maintaining the Performance Bonds at the rate 2% per annum of the Performance Bonds.

The overdraft facilities will be available to the Company until the final maturity date or full repayment of the term loan, with interest that the lender of bank overdraft charge to its client at MOR plus certain margins as defined in the agreements.

Under the terms of the above agreements, the Company shall have to comply with certain conditions as specified in the agreements such as the repayment schedule, maintaining of financial ratios pursuant to the covenants and undertakings to lenders, etc. The volatility of the Baht currency as well as unclear policy on the issues of changing from revenue sharing to other forms of compensation with TOT directly affected the Company's operations and may continue to affect it in the future. Consequently, the Company had an increase in foreign currency liabilities which meant the Company could not maintain certain conditions, especially in the repayment of principal as scheduled in 1998 or ability in maintaining financial ratios. In addition, the lenders may consider the present situation as constituting a material adverse change to the Company which may lead to being in default, enabling lenders to exercise their right to demand repayment in one lumpsum amount at anytime or to terminate the agreements or take over the Company's operations. The Company has agreed with all creditors to incorporate this issue into the Company's rehabilitation plan, which was approved by the creditors and the Central Bankruptcy Court and signed the new loan agreements on June 29, 2001 (see Note 16 to the financial statements). The loans were partially paid, converted to share capital and arranged to long-term loans on the Closing Date pursuant to the debt restructuring (see Note 16 to the financial statements).

3. Subordinated Loan Agreement

On December 27, 1996, the Company entered into subordinated loan agreements with principal shareholders for the purpose of working capital and normal operations of the Company amounting to Baht 1,375 million and Yen 1,393 million. The loans are repayable in one lumpsum within 15 years after the drawdown date and bear interest at the rate of Minimum Loan Rate plus 0.5 percent per annum and 4 percent per annum respectively. On September 3, 2001, these subordinated loans were totally converted into the Company's common shares in accordance with the rehabilitation plan, which was approved by the creditors and the Central Bankruptcy Court (see Note 16 to the financial statements).

B. The Agreements Related to Debts Restructuring

The Company has entered into debt restructuring agreements with financial creditors and major suppliers on June 29, 2001 in accordance with the Company's rehabilitation plan. There were a number of contracts, as listed below, signed between the Company and its creditors, which shall be effective since the closing date on September 3, 2001.

1. Common Terms Agreement

This agreement was made between Thai Telephone & Telecommunication Public Company Limited, TT&T Subscribed Services Company Limited, TT&T Value Added Service Company Limited, financial creditors and major suppliers. The Common Terms Agreement is the main agreement and supersedes all other previous agreements in covering conditions agreed between contract parties on the terms and obligations of each parties under the Company's debts restructuring plan. The main contents of the Common Terms Agreement are described as follow;

a) The Company and creditors have agreed on the basis that all the Company's indebtedness including letters of guarantees are to be adjusted, amended and restructured in accordance with the US$ Loan Agreement, Baht Loan Agreement and Intercreditor Loan Agreement.

b) In the event of default where creditors have to bear consequential costs, expenses or any other obligations, the Company undertakes the responsibility to reimburse to creditors for such costs, expenses and obligations.

c) The Company shall guarantee that its subsidiaries, namely TT&T Subscriber Services Company Limited, TT&T Value Added Service Company Limited, are the guarantors for the Company's indebtedness.

d) The Company shall use its best endeavors to search for new equity investor(s) to develop the Company's future businesses.

e) The Company's cash flows shall be strictly controlled and paid out through the cash flow waterfall mechanism.

2. Intercreditor Agreement

The main objective of this Intercreditor Agreement is to identify the rights of the secured creditors in Tranche A, B and C, senior secured creditors, junior secured creditors, the Instructing Group, the Security Agent (Thai Farmer Bank Public Company Limited), and the Facility Agents (Krung Thai Bank Public Company Limited and Credit Lyonnais) in order to prioritize the asset enforcement in the Company's default situation and to identify the appointment criteria as well as responsibilities for the Instructing Group, the Security Agent, and the Facility Agents.

3. Principal Shareholders Undertaking Agreement

The agreement was made between Jasmine International Public Company Limited, NTT West Corporation, Loxley Public Company Limited, Italian-Thai Development Public Company Limited, Thai Farmers Bank Public Company Limited (as a shareholder) and the Company. Under the agreement, the said major shareholders altogether shall hold the Company's shares at any time in not less than the agreed proportions and shall cooperate for the appointment of the Equity Committee to handle the equity search process.

Currently, the agreement is being considered for amendment by the major shareholders, which is due to the fact that Italian-Thai Development Public Company Limited had transferred the whole 320 million shares of the Company to ITD Special Purpose Vehicle, on June 19, 2002.

4. USD Loan Agreement

The objective of this agreement is to restructure the existing USD debts that the Company owed to creditors without incurring any new indebtedness amounted to approximately USD 418.1 million. The Company is obliged to repay USD principal in semi-annual installments according to the proportion specified in the agreement. The first installment shall commence on June 30, 2002 and the last installment on June 30, 2017. The USD interest payment calculation shall be divided into market and sub-market portions based on LIBOR rate plus the agreed rate specified in the agreement.

5. Baht Loan Agreement

The objective of this agreement is to restructure the existing Baht debt that the Company owed to creditors of Baht 13,926.9 million without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installment, according to the proportion specified in the agreement. The first installment shall commence on June 30, 2002 and the last installment on June 30, 2017. The Baht interest payment calculation shall be divided into market and sub-market portion, based on MLR rate plus or minus the agreed rate specified in the agreement.

6. Security Agreements

The Security Agreements comprise of several related agreements, which have the same intention to secure the loans under the restructured debts including all obligations that the Company has delivered and transferred to the Security Agent. The said agreements refer to Pledge of shares that the Company holds in TT&T Subscriber Services Company Limited and TT&T Value Added Service Company Limited, Condition Assignment of Accounts with the Security Agent, Pledge of Account with the Security Agent, Assignment of Insurances and Pledge of Accounts as well as Conditional Assignment of Accounts with each of account banks.

In addition, the Company has executed a conditional assignment of its rights and obligations under the Concession to TT&T Associate Company Limited (TTTAC), a local company. The assignment would become effective upon the approval of TOT in the event that the Company fails to pay its indebtedness under the debt restructuring agreements or the occurrence of an event that would permit the Company or TOT to terminate the Concession and under certain other circumstances. If the assignment becomes effective, TTTAC would be able to exercise all rights and be required to perform all obligations that the Company has under the Concession.

As at December 31, 2002 and 2001, the current account, savings, fixed deposits and short-term investment totalling Baht 1,981 million and Baht 1,248 million respectively are provided as collateral to all creditors. The Company has no constraints in the utilization of these deposits but they are subject to annual creditors' approval before utilization.

Under the terms of the above agreement, the Company shall have to comply with certain conditions as specified in the debt restructuring agreements.

7. Baht Facility Agent Fee Letter

The Company has entered into an agreement with Krung Thai Baht Public Company Limited, as the Baht Facility Agent, who shall provide administrative services for the Company on the Baht Loans. The Company is obliged to pay the annual service fee at an agreed rate until January 1, 2005 whereas the fee after January 1, 2005 is subject to further negotiation between the Company and Krung Thai Bank Public Company Limited.

8. U.S.D Facility Agent Fee Letter

The Company has entered into an agreement with Credit Lyonnais, as the USD Facility Agent, who shall provide administrative services for the Company on the US$ Loan. The Company is obliged to pay the annual service fees so long as the US$ Loan still outstanding. The service fee is subject to negotiation between the Company and Credit Lyonnais taking into account the time and effort that Credit Lyonnais utilizes to render services for the Company.

9. Security Agent Fee Letter

The Company has entered into the agreement with Thai Farmers Bank Public Company Limited, as the Security Agent, who shall verify and guarantee that all the Company's financial transactions are in accordance with the Common Terms Agreement. The Company is obliged to pay an annual service fee at the agreed rate until 1 January, 2005 whereas the fee after 1 January, 2005 is subject to future negotiation between the Company and Thai Farmers Bank Public Company Limited.

10. Instructing Group Fee Letter

The Company has entered into an agreement with the Instructing Group members comprising of 7 creditor representatives in 2001, and reduced to 6 creditor representatives in 2002. The Company is obliged to pay the annual service fee at the agreed rate as well as the reasonable out-of-pocket expenses to each member of the Instructing Group.

11. Appointment Letter for Creditors' Member

The Company has entered into an agreement with a company to act as the representative to creditors or the Creditors' Member of the Equity Committee. The Company is obliged to pay a service fee based on actual expenses at the agreed rate.

12. Appointment Letter for the Monitoring Accountants

The Company has entered into an agreement with a company to act as the Monitoring Accountants under the Common Terms Agreement. The Company is obliged to pay a service fees at the agreed rate.

13. Placement Agent Engagement Letter

The Company has appointed The Kensington Group as financial advisor with respect to the Company's equity raising process. The Company is obliged to pay a monthly retainer fee and success fee at the rate and amount stipulated in the agreement.

15.5 Leased Circuit Management Charge

On August 1, 2002, the Company entered into a joint memorandum with a related company whereby the latter will provide services in relation to leased circuit management for a period of 1 year commencing on August 1, 2002. The Company commits to pay a service fee of approximately Baht 0.7 million per month.

15.6 Leasing Agreements

The Company and subsidiaries entered into car leasing agreements with a local leasing company for a period of 48 months expiring in 2006. The Company and subsidiaries committed to pay annual rental totalling approximately Baht 58 million.

15.7 Other Agreements

On December 16, 2002, the Company had entered into a computer and public telephone system repair and maintenance agreement with local companies, under which the companies will provide repair and maintenance service for the Company's computers and public telephone system which locate at as specified in the agreement. The agreement is for a period of 12 months, ending on December 31, 2003. In consideration thereof, the Company has to pay the repair and maintenance service fees amounting to approximately Baht 49 million.

As at December 31, 2001, the Company had several agreements with certain companies to upgrade computer systems, under which these companies will provide and install equipment and other supporting systems and purchase and installation outside plant and dropwire equipment totalling approximately Baht 416.2 million. The Company has already made payment amounting to Baht 308.4 million and paid the remaining in 2002.

As at December 31, 2001, a subsidiary entered into supply and installation agreement with certain local companies. These companies supply telephone equipment and dropwire upon the subsidiary's orders. In consideration thereof, the subsidiary will pay for a telephone equipment and installation service fee at the amount and rate as specified in the agreements.

NOTE 16 - DEBT RESTRUCTURING

In the third quarter of 1998, the Company started engaging in discussions with the creditors regarding debt restructuring, as mentioned in Note 15.4 to the financial statements. This included short-term arrangements to conserve cash within the Company to ensure no disruption to its operations during the restructuring negotiations and the long-term and comprehensive restructuring plan preparation. The Company has already proposed the restructuring plan to both secured and unsecured lending in November 1998. The secured lenders have formed the Secured Lenders Committee with Credit Lyonnais and Thai Farmers Bank Public Company Limited as the coordinators. The Secured Lenders Committee has appointed a company as cash monitoring auditor in both revenue and expense sides as well as other auditing work based on items agreed upon between the Company and the Secured Lenders Committee.

To achieve the debt restructuring objectives acceptable to all parties, the Company held the first creditors meeting including both secured and unsecured creditors on July 16, 1998, which has been followed by several meetings. In the restructuring process the Company was advised by The Kensington Group as financial advisor and Milbank, Tweed, Hadley & McCloy and International Legal Counselors Thailand Ltd. as legal advisors; while the Secured Lenders' Committee was advised by PricewaterhouseCoopers as financial advisor and Allen & Overy and Linklaters (Thailand) Ltd. as legal advisors. On July 20, 1999 the Company entered into the Debtor Accession to become a party to the Debtor-Creditor Agreement on Debt Restructuring Procedures sponsored by the Corporate Debt Restructuring Advisory Committee (CDRAC) of the Bank of Thailand. Pursuant to the said procedure, the Company proposed the business plan to the creditors on October 20, 1999 and its debt restructuring plan for submission to the creditors for consideration on January 14, 2000 and February 10, 2000 and also submitted the revised plan to the creditors on February 29, 2000. The vote on the debt restructuring plan, honorably witnessed by the representative of CDRAC, was held on March 1, 2000 due to CDRAC's debt restructuring procedure schedule. The Non-CDRAC creditors were also requested by the Company to vote, without commitment, in the same event. The result of the vote was that CDRAC creditors holding 98.74% of the outstanding debt held by all CDRAC creditors together with Non-CDRAC creditors holding 55.12% of the outstanding debt held by all Non-CDRAC creditors voted in favor of the Company's proposed plan. In addition, one of Non-CDRAC creditors holding 15.76% of the outstanding debt held by all Non-CDRAC creditors or 9.93% of the total outstanding debt voted against the proposed plan.

In order to validate the plan, the creditors and the Company agree to proceed for filing the petition for the business rehabilitation sponsored the Central Bankruptcy Court in conformity with Bankruptcy Act B.E. 2542 on April 7, 2000. The Court ordered the Company's rehabilitation and appointed the Company as the planner on May 9, 2000 without any other creditors' objection. The official receiver published the order appointing the planner in two local newspapers on June 5, 2000 and in the Royal Gazette on June 29, 2000. The creditors filed their application for debt repayment on July 31, 2000. The Company as the Planner submitted its business reorganization plan on November 29, 2000. The creditors overwhelmingly voted in favor of the plan on December 21,2000 with 90.49% of total debts allowed for voting purposes and then the Central Bankruptcy Court ordered to approve the Company's plan on December 27, 2000.

Based on the Company's rehabilitation plan, the outstanding debts as at September 3, 2001 (Closing date) which the Company owed to financial creditors, major suppliers, small contractors and the subordinated loan (excluding debts to bureaucratic creditors) were restructured as follows:

1. Debt to financial creditors of US$ 275.5 million and Baht 13,181.1 million and debt to major suppliers of US$ 162.0 million and Baht 1,307.7 million were restructured as follows:

1.1) Debt of US$ 15.6 million and Baht 315.7 million has been converted to the Company's common shares at Baht 4.85 per share.

1.2) Debt of US$ 3.8 million and 41.4 million has been paid in cash.

1.3) Debt of US$ 418.1 million and Baht 14,131.7 million was separated to 3 tranches as follows:

a) Tranche A Loans of US$ 251.7 million and Baht 9,653.7 million will be payable for 21 semi-annual periods. The first repayment started at June 30, 2002 in accordance with the ratio specified in the plan. Interest is to be paid on time on a monthly basis. The Company has to pay loans amounting to USD 4.3 million and Baht 165.4 million on September 3, 2001 and take it as partial payment of the last installment.

b) Tranche B Loans of US$ 85.6 million and Baht 2,297.4 million will be payable for 4 semi-annual periods. The first repayment starts at June 30, 2012 in accordance with the ratio specified in the plan. Interest is to be paid monthly, but can be payable at the amount totalling not exceeding 18 months without triggering a default. The Company has to pay loans amounting to USD 1.5 million and Baht 39.4 million on September 3, 2001 and take it as partial payment of the last installment.

c) Tranche C Loans of US$ 80.8 million and Baht 2,180.6 million will be payable for 8 semi-annual periods. The first repayment is started at December 31, 2013 in accordance with the ratio specified in the plan. Interest is to be capitalized and repayable according to the repayment schedule of the principal. Tranche C Loans are subject to repurchase by the Company with the proceeds of new equity to be raised pursuant to the new equity raising under the debt restructuring plan.

2. Debt to related companies of US$ 0.4 million and Baht 4,629.2 million has been converted to the Company's common shares at Baht 4.85 per share.

3. Debt to small contractors of Baht 239 million has been paid by the Company in cash at a 35% discount on Closing Date to all contractors, except one contractor who has chosen 100 equal monthly installments without interest until December 2007. This resulted in the Company having a gain on debt restructuring amounting to approximately Baht 93.3 million which was presented as an extraordinary item in the statement of income for the year ended December 31, 2001.

4. Subordinated loan of Baht 1,975.8 million and Yen 1,559.2 million has been converted to the Company's common shares at Baht 4.85 per share.

Debts to bureaucratic creditors, such as TOT, PEA and the Revenue Department, will be repaid as set forth in the rehabilitation plan. Details are as follows:

1. Debt owed to TOT, this was carried out through the debt settlement, in which items settled are as follows:

TOT claims on the Company

1) Direct-Link Long-Distance Circuit Rental
2) Mixed-Traffic Long-Distance Circuit Rental
3) Conduit Rental
4) Cable Hanging Fee
5) Electricity
6) Data Communication Service
7) Refund of Revenue Sharing Between 1,000,000 and 500,000 Lines
8) VAT on Adjustment of Asset Value
9) Opportunity Loss for Constructing Long Distance Circuit without TOT's Approval

The Company claims against TOT

1) Value Added Tax
2) Service Contract for Fault Complaint and Dropwire Maintenance and Repairs

2. Debt to PEA. At the Extraordinary General Meeting of Shareholders No. 2/2002, held on December 19, 2002 the Company shareholders passed a resolution to settle the debt owed to PEA, together with principal and interest amounting to Baht 268 million, in order to stop ongoing interest charges by way of the debt to equity conversion, comprising approximately 37 million newly issued ordinary shares, at the price of Baht 4.85 per share, and approximately 18 million existing shares from Siam Teltech Computer Company Limited at Baht 4.85 per share. (See note 12 to the financial statements)

3. Debt to Revenue Department, represented claims for corporate income tax and special business tax (See Note 25.3 to the financial statements).

During the second quarter of 2001, the Company and TOT reached a conclusion on debt settlement in accordance with the rehabilitation plan. The Company had to pay debt to TOT totalling approximately Baht 2,369 million (including interest amounting to approximately Baht 392 million) and TOT had to pay debt to the Company totalling approximately Baht 1,725 million (including interest amounting to approximately Baht 132 million). The result from the debt settlement resulted in the Company having a gain on debt restructuring with TOT amounting to approximately Baht 1,511.6 million, presented as an extraordinary item in the statement of income for the year ended December 31, 2001. The Company paid the net settlement amount approximately Baht 644 million to TOT on June 20, 2001.

However, TOT has verified and concluded on the mixed traffic and direct link and conduit rental charge to the Company for the period of October 1993 to November 30, 2000 amounting to Baht 190 million. Since a portion of the charge was debt occurring before the court's order for the Company's rehabilitation but was not incorporated in the business rehabilitation plan, the Company, by the Plan Administrator, has filed a request for debt repayment for the court's approval. However, the court rendered its order that the Company was not obliged to pay any debt occurred prior to the rehabilitation. Should the Plan Administrator require payment of that debt for the commercial reasons, the Plan Administer has to request approval from every creditor or else the plan has to be amended. The Company recorded a reserve for such expense amounting to approximately Baht 100 million in 2001.

On June 29, 2001, the Company, financial creditors and major suppliers reached final resolution and then entered into debt restructuring agreements as required by the rehabilitation plan. The conditions precedent were fulfilled and the debt restructuring agreements as required by the rehabilitation plan were effective from the Closing Date on September 3, 2001.

Under the debt restructuring agreements, the Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. These warrants will be exercisable within 5 years after October 1, 2001. Such warrants can only be exercised by means of a cash payment to the Company.

As part of the Plan, the Company undertakes to raise new common shares in the aggregate amount of Baht 5,000 million with a minimum payment of Baht 3,000 million in cash within a period of 30 months from the Closing Date. A portion of the proceeds of the new equity may be used for debt settlement under the debt restructuring plan and the other portion may be used for capital expenditure in order to enable the Company to compete effectively in new lines of business in a deregulated environment. If the Company cannot increase shares of Baht 5,000 million within 24 or 30 months after the Closing Date, the Company shall issue to the Tranche C creditors additional warrants at such times. The exercise price for such warrants shall be market-based, but in no event lower than par value of the Company's share (Baht 10 par value).

On November 30, 2001, the Company filed a petition for cancellation of business rehabilitation. The court then ordered the approval of the Company's business rehabilitation on December 24, 2001 pursuant to Clause 90/70 under the Bankruptcy Act B.E. 2483.

NOTE 17 - LONG-TERM LOANS

As at December 31, long-term loans consisted of:

		In Thousand Baht	
	Note	2002	2001
US Dollar loan	15.4B	17,357,288	18,336,554
Baht loan	15.4B	13,601,575	13,975,509
Total		30,958,863	32,312,063
Less portion due within one year		(555,046)	(249,877)
Net		30,403,817	32,062,186

NOTE 18 - INTERNATIONAL LONG-DISTANCE TELEPHONE INCOME FROM THE NEIGHBORING COUNTRIES

In 2002, the Company recognized income arising from the long-distance telephone services provided to neighboring countries, from August 2000 to December 2001, amounting approximately to Baht 80 million, in accordance with the TOT income computation, based on the difference between the number of calls from and to the neighboring countries through the TOT Gateway. The Company will recognize the above-stated income for the year 2002 as an when it can reliably be assessed.

NOTE 19 - OTHER INCOME

Other income for the year 2002 and 2001 consisted of :

	In Million Baht			
	The Consolidated		The Company Only	
	2002	2001	2002	2001
Sales of telephone sets and equipment	108	18	108	18
Lease line rental and payphone maintenance income	-	-	53	171
Gain on sale of assets	37	8	19	7
Management fee and building rental	-	-	27	45
Value added service income	31	17	31	17
Scrap sales	8	14	8	14
Claim income	20	22	20	22
Other income	15	15	14	18
	219	94	280	312

NOTE 20 - RESERVE FUND

This represents the reserve, which the Company provided in accordance with the Public Company Act B.E. 2535 which requires a public company to provide at least 5% of net income net of the deficit at the beginning of year (if any) until the reserve reaches 10% of the authorized share capital. Such reserve is prohibited for dividend distribution.

NOTE 21 - BASIC EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is determined by dividing the net profit (loss) by the weighted average number of shares outstanding during the years.

	Net Profit (Loss) (In Thousand Baht)	Weighted Average Number of Shares (Thousand Shares)	Basic Earnings (Loss) per Share (Baht)
2002			
Net profit	568,571	2,813,545	0.20
2001			
Net loss - before adjustment	(424,304)	1,679,736	(0.25)
Adjustment of income (See note 13)	(42,116)	1,679,736	(0.03)
Net loss - as restated	(466,420)	1,679,736	(0.28)

The Company did not present diluted profit (loss) per share for the year 2002 and 2001, because the exercise price for the warrants to buy the common shares was higher than the market price.

NOTE 22 - SEGMENT INFORMATION

The Company was registered for the purpose of joint-undertaking of investment in the expansion project of telephone services with the Telephone Organization of Thailand in the provincial areas including the installation of the telephone number. The management considers the operations as one business and the operations of the subsidiaries are complementary with the Company's business of servicing telephone subscribers. For this reason, the management considers this as one segment of operation. In addition, in the term of areas of services and marketing areas, the management also considers this as one segment of operation because the Company and subsidiaries operate only in the Kingdom of Thailand.

NOTE 23 – REGISTERED PROVIDENT FUND

The Company and subsidiary (TT&T Subscriber Services Company Limited) established a contributory registered provident fund in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on December 25, 1992 and July 4, 1994, respectively.

Under the plan, the employees contribute an amount equivalent to 3-7% of their basic salary. The Company and subsidiary contribute monthly to the fund at a percentage of 3%, 5% and 7% of employees' basic salary, which is declared in the plan. The Company and subsidiary appointed a fund manager to manage the fund in accordance with the terms and condition prescribed in the Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530. However, the Company, subsidiary and their employees agreed to cease the contributions to the fund for two (2) years starting from January 1, 1998. In the first quarter of 2000, the Company, subsidiaries and their employees started contributing monthly to the fund as normal. The period during which contributions ceased is still counted as membership of the fund as long as they are still employees of the Company. The Company and subsidiary made contribution to the fund for 2002 and 2001 amounting to approximately Baht 25.3 million and Baht 24.3 million respectively.

NOTE 24 - DISCLOSURE OF FINANCIAL INSTRUMENTS

As at December 2002 and 2001, the Company and subsidiaries have no policy to use any kinds of derivative financial instrument for speculation or commercial use.

24.1 Lending Risk

Pursuant to the existing loan agreements, the Company is unable to provide any kind of lending to subsidiaries or other entities. However, the Company has receivables from TOT related to the telephone service subscriber receivables from the amounts billed and unbilled to TOT. The Company has provided certain allowances for the doubtful receivable. Besides, in 2001, the deposit of Baht 3,000 per line under TOT's account is adequate to offset against the uncollectable amount including the follow-up procedure for long outstanding balance pursuant to the Concession Agreement (see Note 5 to the financial statements). The lending risk of the Company, therefore, is considered minimum.

24.2 Exchange Rate Risk

After the Company's debt restructuring, the repayment period will be longer and therefore the risk associated with the volatility of foreign exchange rate to the Company will also be affected in the long term. At present, the Company has policy to enter into foreign exchange hedging contracts to reduce the risk of foreign exchange losses on purchase commitments, repayment of loans and interest payable.

24.3 Interest Rate Risk

The Company entered into debt restructuring agreements and has not entered into any interest rate hedging contracts because following the Company's debt restructuring, interest rates for long-term liabilities will be based on the money market floating interest rates.

24.4 Fair Value of Financial Instruments

The Company uses the methods and assumptions for estimating fair value of its financial instrument as follows:

Cash on Hand and in Banks, Short-term Investments - The book values are similar to the fair value since these financial instruments are held on a short term basis.

Receivables from TOT - The book values are similar to the fair value since these financial instruments will be due and settled within a short period.

Investment in Subsidiaries - Investment in subsidiaries has no market value. The fair value can be reasonably calculated from the net assets of the subsidiary companies that are close to the carrying value in the balance sheet.

Accounts Payable - Trade, Accounts Payable-Others and Accrued Expenses - The book values are similar to the fair value since these financial instruments will be due in short period.

Long-term Loans - The book values are similar to the fair value since this financial instrument has money market floating interest rates.

NOTE 25 - COMMITMENTS AND CONTINGENT LIABILITIES

25.1 As at December 31, 2002, the Company was contingently liable to a local bank for the letter of guarantee issued by the said bank in favor of another governments unit amounting to approximately Baht 58 million, as collateral for the Company's compliance with the terms of the agreement.

The Company was contingently liable to two local banks for letters of guarantee issued by said banks in favor of TOT amounting to approximately Baht 250 million as at December 31, 2001. The letters of guarantee covered the guarantee for the Company's compliance with the provisions of the agreements for joint undertaking of and investment in the expansion project of the telephone services. In second quarter of 2002, the Company has received the letters of guarantee amounting to Baht 250 million from TOT.

25.2 During 2000, a subsidiary entered into purchase agreement for additional public telephone sets with a local company totalling USD 10.8 million. Under the agreement, this liability will be paid on a monthly basis for 24 months commencing from the date of acceptance. As at December 31, 2001, the subsidiary has an outstanding balance in the account "Payable for public telephone" in the balance sheet of USD 4.2 million (equivalent to Baht 186.4 million).

During 2001, a subsidiary entered into another purchase agreement for public telephone sets and accessories and Payphone Management System software (PMS) with a local company amounting to USD 1.2 million and Baht 4.5 million. As at December 31, 2001, the subsidiary recorded advance payment of USD 0.4 million (equivalent to Baht 15.8 million) and Baht 1.4 million in the accounts "Advance for purchase of payphone" and "Payable for public telephone" in the balance sheets.

As at March 29, 2002, the subsidiary had made payment for the said public telephone sets amounting approximately to USD 8.7 million. The subsidiary recorded the said whole assets in the account "Public Telephone Equipment", as the subsidiary had received all the telephone sets as stipulated in the agreement. (See Note 7 to the financial statements).

25.3 The Company was contingently liable to the Revenue Department for tax audits for the years 1993 to 1998. According to the letters issued by the Revenue Department about the result of the audit dated June 29, 2000 and July 27, 2000, the Company was ordered to pay tax, penalty and surcharge for Personal Withholding Tax for the year 1993 amounting to approximately Baht 0.3 million, Corporate Income Tax for the year 1994 amounting to approximately Baht 91.2 million and Specific Business Tax for the years 1994 to 1998 amounting to approximately Baht 78.5 million. However, the Company has appealed for the cancellation of the assessment of Corporate Income Tax for the year 1994 and Specific Business Tax for the years 1994 to 1998 and to waive penalty and/or surcharge from such assessments. However, the Company has incorporated this dispute into the rehabilitation proceeding including its counter claim for the Revenue Department to refund its Value Added Tax (VAT) regarding the downward adjustment in the value of assets transferred to TOT and the related late payment interest. On January 25, 2001, the Official Receiver has issued a counter claim letter to the Revenue Department asking for payment including accrued interest to the Company in the aggregate amount of Baht 1,205 million. The Revenue Department then responded to the Official Receiver on February 12, 2001 to object solely on interest calculation method and the Company's right to receive interest. On March 1, 2001, the Revenue Department submitted the confirmation letter regarding VAT reimbursement of Baht 920 million to the Company. Such VAT amount has been transferred to the Company's bank account on April 26, 2001. For the dispute on interest calculation, the Company and the Revenue Department have reached an agreement to solve this problem and then reported the resolution to the Official Receiver on April 20, 2001. According to the agreement, the Revenue Department agreed to pay interest of Baht 73.6 million to the Company. The Company received such payment from the Revenue Department on June 28, 2001.

On July 30, 2001, the official from Seizure Department ordered the Company to pay corporate income tax for the year 1994 amounting to approximately Baht 91.2 million and value added tax and the related penalty amounting to approximately Baht 22.6 million to the Revenue Department and omit the payment of specific tax for the year 1994 to 1998 amounting to approximately Baht 78.5 million. On September 21, 2001, the Revenue Department has objected to the Seizure Official's order to the Central Bankruptcy Court in case of specific tax omission payment. On October 4, 2001, the Company received the appeal judgment from the Appeal Committee of the Revenue Department dated September 11, 2001, which ordered the Company to pay corporate income tax, penalty, and surcharge amounting to approximately Baht 91.2 million and the specific tax, penalty, and surcharge amounting to approximately Baht 78.5 million. However, it has provided 50% discount on the penalty charges on specific tax so the remaining amount to be paid was approximately Baht 51.7 million. The Company has submitted an appeal to Central Tax Court to object to the judgment on the Specific tax.

The Company had recorded the Specific Business Tax, together with a fine and a surcharge, totalling Baht 51.7 million and the Company has requested for tax relief for which a letter of guarantee to the Revenue Department has been issued. The Tax Court had dismissed the appeal submitted by the Company. The Company therefore re-appealed to the Supreme Court on June 10, 2002. At present the result of the said appeal is not yet known.

NOTE 26 - AUDIOTEX SERVICE INCOME

For cash received from Audiotex service of approximately Baht 183.7 million, 60% will be paid to other operators and the remaining 40% will be subject to the revenue sharing scheme. This cash is held by TOT according to the pending negotiations. At present, the outcome of the negotiations is not yet known. The Company has not recognized the said revenue in the 2002 financial statements as there is no certainty as to the amount of revenue it will receive.

NOTE 27 - RECLASSIFICATION OF ACCOUNTS

Certain accounts in the 2001 financial statements have been reclassified to conform to the 2002 financial statement presentation.